UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-3

                     Rule 13e-3 Transaction Statement under
              Section 13(e) of the Securities Exchange Act of 1934


                                (Amendment No. 3)


                                   ----------

                                   JOULE INC.
                                (Name of Issuer)

                                   ----------

                                   JOULE INC.
                          JAC ACQUISITION COMPANY, INC.
                              EMANUEL N. LOGOTHETIS
                               NICK M. LOGOTHETIS
                                STEVEN LOGOTHETIS
                                HELEN LOGOTHETIS
                                JULIE LOGOTHETIS
                              JOHN G. WELLMAN, JR.

                      (Name of Person(s) Filing Statement)

                                   ----------

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   ----------

                                    481109106
                      (CUSIP Number of Class of Securities)

                                   ----------

                               Bernard G. Clarkin
                             Chief Financial Officer
                                   Joule Inc.
                               1245 Route 1 South
                            Edison, New Jersey 08837
                                 (732) 548-5444
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

                               John H. Denne, Esq.
                              Winston & Strawn LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 294-6700

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.      [ ] A tender offer.

d.      [ ] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction [ ]

Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation*              Amount of Filing Fee*
$1,780,131.20                                              $225.54
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the amount of the filing fee only. Calculated as $1,781,131.20, which is the product of 1,047,136 shares of the issuer's common stock, par value $0.01 per share to be converted in the merger into the right to receive cash, and $1.70, the per share merger consideration. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on January 26, 2004, equals .012670% of the transaction valuation.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $225.54
Form or Registration No.: Schedule 14C
Filing Party: Joule Inc.
Date Filed: March 23, 2004

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

                                  INTRODUCTION

        This Amendment No. 3 to Schedule 13E-3 ("Amendment No. 3") amends and supplements the Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission ("SEC") on March 23, 2004, as amended by Amendment No. 1 to the Schedule 13E-3 filed with the SEC on May 5, 2004 and amended by Amendment No. 2 to the Schedule 13E-3 filed with the SEC on June 14, 2004, in connection with the Agreement and Plan of Merger dated March 19, 2004 (the "Merger Agreement") between Joule Inc., ("Joule") and JAC Acquisition Company, Inc. ("JAC"), a Delaware corporation owned by Emanuel N. Logothetis, the founder, Chairman of the Board and Chief Executive Officer of Joule, members of his immediate family and John G. Wellman, Jr., President and Chief Operating Officer of Joule (collectively, the "JAC Group").


        Pursuant to the Merger Agreement, JAC will merge with and into Joule, with Joule as the surviving corporation. Each share of Joule common stock, other than shares of common stock held by the JAC Group, which will be contributed to JAC immediately prior to the merger in exchange for shares of JAC common stock, and shares of common stock held by stockholders who perfect appraisal rights under Delaware law, will be converted into the right to receive the merger consideration of $1.70 per share in cash, without interest. The common stock of Joule will cease to be listed on the American Stock Exchange, Joule will cease to file periodic reports with the SEC and Joule will be a privately-held company owned solely by the members of the JAC Group.


        This Amendment No. 3 is being filed by Joule, the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, JAC and the members of the JAC Group. Concurrently with the filing of this Amendment No. 3, Joule is filing with the SEC a definitive information statement (the "Information Statement") pursuant to Rule 14C of the Securities Exchange Act of 1934, as amended, containing information with respect to the Merger Agreement.

        The information set forth in the Information Statement, including all appendices thereto, is expressly incorporated by reference into this Amendment No. 3 in its entirety, and responses to each item in this Amendment No. 3 are qualified in their entirety by the provisions of the Information Statement. The information set forth in the Schedule 13E-3, as amended, is expressly incorporated by reference into this Amendment No. 3.


ITEM 16. EXHIBITS.


        (a) Definitive Information Statement in connection with the Merger (incorporated by reference to the definitive Information Statement filed by Joule on Schedule 14C with the SEC on July 23, 2004).

        (b)(1) Commitment Letter from Fleet Capital Corporation, dated March 22, 2004.*

        (b)(2)  Letter from Fleet Capital Corporation, dated as of May 28,
                2004.

        (c)(1) Merger Fairness Opinion, dated March 19, 2004, by Updata Capital, Inc.**


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


        (c)(2) Materials Presented to the Special Committee by Updata Capital, Inc. in connection with the March 19, 2004 meeting of the Special Committee.**

        (c)(3) Tender Offer Fairness Opinion, dated November 11, 2003, by Updata Capital, Inc.**

        (c)(4) Materials Presented to the Special Committee by Updata Capital, Inc. in connection with the November 11, 2003 meeting of the Special Committee.**

        (c)(5) Discounted cash flow analysis prepared by Fleet Securities, dated September 25, 2003.**

        (c)(6)  Material Presented to the Special Committee by Updata
                Capital, Inc. in connection with the September 22, 2003 meeting of the Special Committee.

        (d)(1) Agreement and Plan of Merger, dated March 19, 2004 (incorporated by reference to Appendix A to the definitive Information Statement filed by Joule on Schedule 14C with the SEC on July 23, 2004).


        (d)(2)  Form of Exchange Agreement.*

        (f) Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix B to the definitive Information Statement filed by Joule on Schedule 14C with the SEC on July 23, 2004).


        (g)     Not applicable.

        * Previously filed with the Rule 13e-3 Transaction Statement on
                Schedule 13E-3 filed with the SEC on March 23, 2004.

        ** Previously filed with the Rule 13e-3 Transaction Statement on
                Schedule 13E-3 filed with the SEC on June 14, 2004.


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

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Joule Inc.

                                         By: /s/Bernard G. Clarkin
                                             -----------------------------------
                                             Bernard G. Clarkin
                                             Vice President, Chief Financial
                                             Officer and Secretary

                                         JAC Acquisition Company, Inc.
                                             -----------------------------------

                                         By: /s/Emanuel N. Logothetis
                                             -----------------------------------
                                             Emanuel N. Logothetis
                                             Chairman of the Board

                                         By: /s/Emanuel N. Logothetis
                                             -----------------------------------
                                             Emanuel N. Logothetis

                                         By: /s/Nick M. Logothetis
                                             -----------------------------------
                                             Nick M. Logothetis

                                         By: /s/Steven Logothetis
                                             -----------------------------------
                                             Steven Logothetis

                                         By: /s/Helen Logothetis
                                             -----------------------------------
                                             Helen Logothetis

                                         By: /s/Julie Logothetis
                                             -----------------------------------
                                             Julie Logothetis

                                         By: /s/John G. Wellman, Jr.
                                             -----------------------------------
                                             John G. Wellman, Jr.

                                         July 23, 2004


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

                                  EXHIBIT INDEX

Exhibit No.                  Description


        (a) Definitive Information Statement in connection with the Merger (incorporated by reference to the definitive Information Statement filed by Joule on Schedule 14C with the SEC on July 23, 2004).

        (b)(1) Commitment Letter from Fleet Capital Corporation, dated March 22, 2004.*

        (b)(2)  Letter from Fleet Capital Corporation, dated as of May 24, 2004.

        (c)(1) Merger Fairness Opinion, dated March 19, 2004, by Updata Capital, Inc.**

        (c)(2) Materials Presented to the Special Committee by Updata Capital, Inc. in connection with the March 19, 2004 meeting of the Special Committee.**

        (c)(3) Tender Offer Fairness Opinion, dated November 11, 2003, by Updata Capital, Inc.**

        (c)(4) Materials Presented to the Special Committee by Updata Capital, Inc. in connection with the November 11, 2003 meeting of the Special Committee.**

        (c)(5) Discounted cash flow analysis prepared by Fleet Securities, dated September 25, 2003.**

        (c)(6) Material Presented to the Special Committee by Updata Capital, Inc. in connection with the September 22, 2003 meeting of the Special Committee.

        (d)(1) Agreement and Plan of Merger, dated March 19, 2004 (incorporated by reference to Appendix A to the definitive Information Statement filed by Joule on Schedule 14C with the SEC on July 23, 2004).


        (d)(2)  Form of Exchange Agreement.*


        (f) Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix B to the definitive Information Statement filed by Joule on Schedule 14C with the SEC on July 23, 2004).


        (g)     Not applicable.

        * Previously filed with the Rule 13e-3 Transaction Statement on
                Schedule 13E-3 filed with the SEC on March 23, 2004.


        ** Previously filed with the Rule 13e-3 Transaction Statement on
                Schedule 13E-3 filed with the SEC on June 14, 2004.


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